SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Qilian International Holding Group Limited

(Name of Issuer)

Ordinary shares, $0.00166667 par value per share

(Title of Class of Securities)

G7307E107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G7307E107 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Global Market under the symbol “QLI.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7307E107

1	Name of Reporting Person Gandikang Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,717,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,717,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,717,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 18.79%(2)
12	Type of Reporting Person FI

(1)	Represents 6,717,000 ordinary shares indirectly held by Dingqian Liu.

(2)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G7307E107

1	Name of Reporting Person Dingqian Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,717,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,717,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,717,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 18.79%
12	Type of Reporting Person IN

(1)	Represents 6,717,000 shares indirectly held by Dingqian Liu through Gandikang Holdings Limited.

(2)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. G7307E107

ITEM 1.

(a)	Name of Issuer:

Qilian International Holding Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000

ITEM 2.

(a)	Name of Person Filing:

(i)	Gandikang Holdings Limited

(ii)	Dingqian Liu

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Gandikang Holdings Limited

OMC Charters, Wickham Cay 1, Road Town, Tortola, British Virgin Islands.

(ii)	Dingqian Liu

Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000

(c)	Citizenship:

(i)	Gandikang Holdings Limited

British Virgin Islands

(ii)	Dingqiain Liu

People’s Republic of China

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.00166667 per share

(e)	CUSIP Number: G7307E107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)
Gangdikang Holdings Limited(2)	6,717,000	18.79%	0	6,717,000	0	6,717,000
Dingqian Liu	6,717,000	18.79%	0	6,717,000	0	6,717,000

(1)	Represents the number of ordinary shares indirectly held by Dingqian Liu through Gandikang Holdings Limited as of the date of this filing.

(2)	Gandikang Holdings Limited is wholly owned and controlled by Dingqian Liu.

(3)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Gandikang Holdings Limited

/s/ Dingqian Liu
Name: Dingqian Liu
Title: Sole Director

/s/ Dingqian Liu
Name: Dingqian Liu